FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                30 November 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                    CONTENTS

1. Director/PDMR Shareholding

2. Director/PDMR Shareholding

3. Director/PDMR Shareholding

4. Director/PDMR Shareholding

5. Director/PDMR Shareholding

6. Director/PDMR Shareholding

7. Director/PDMR Shareholding

8. Director/PDMR Shareholding

9. Director/PDMR Shareholding

10.Director/PDMR Shareholding

11.Director/PDMR Shareholding

12.Director/PDMR Shareholding

13.Director/PDMR Shareholding

14.Doc re.Interim Results

15.Director/PDMR Shareholding

16.Director/PDMR Shareholding


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  1st December 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description

1.                          Director/PDMR Shareholding


                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 17 November 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 16 November 2006 the Trust had purchased 295,864 ordinary shares of 25p each at prices ranging from 478p to 479p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested increased by 295,864.

The Company also announced that on 16 November 2006 the Trust disposed of 295,864 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 295,864 following the disposal.

The relevant executive directors are Willie Walsh and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.


Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No.                 Description


2.                          Director/PDMR Shareholding

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 20 November 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 17November 2006 the Trust had purchased 546,342 ordinary shares of 25p each at prices ranging from 480.08p to 482.75p per share.


The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested increased by 546,342.


The Company also received notification that on 17 November 2006 the Trust disposed of 546,342 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 546,342 following the disposal.

The relevant executive directors are Willie Walsh and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.


Contact

Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No.                 Description


3.                          Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1)      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)      An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)      An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)      An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and
         24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Robert Boyle



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Robert Boyle



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Robert Boyle





8 State the nature of the transaction



Exercise of share options under the Executive Share Option Plan 1999 and the Long Term Incentive Plan 1996 and the disposal of the resulting shares



9. Number of shares, debentures or financial instruments relating to shares acquired



301,119 shares under the Executive Share Option Plan

45,335 shares under the Long Term Incentive Plan



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



346,454



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



minimal



13. Price per share or value of transaction



Exercise price - Executive Share Option

39,473 @ 380p

30,456 @ 394p

111,464 @ 157p

87,016 @ 181p; and

32,710 @  321p



Sale price 480.57p



Long Term Incentive Plan - Nil cost option

Sale price 482.70p



14. Date and place of transaction



17 November 2006 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



Nil



16. Date issuer informed of transaction



20 November 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

20 November 2006

Exhibit No.                 Description


4.                          Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1)      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)      An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)      An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)      An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and
         24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Paul Coby



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Paul Coby



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Paul Coby





8 State the nature of the transaction



Exercise of share options under the Executive Share Option Plan 1999 and the Long Term Incentive Plan 1996 and the disposal of the resulting shares



9. Number of shares, debentures or financial instruments relating to shares acquired



257,968 shares under the Executive Share Option Plan

82,574 shares under the Long Term Incentive Plan



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



340,542



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



minimal



13. Price per share or value of transaction



Exercise price - Executive Share Option

20,328 @ 380p

10,031 @ 394p

7,614 @ 394p

108,820 @ 157p

79,005 @ 181p; and

32,710 @  321p



Sale price 480.57p



Long Term Incentive Plan - Nil cost option

Sale price 480.75p



14. Date and place of transaction



17 November 2006 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



Nil



16. Date issuer informed of transaction



20 November 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

20 November 2006

Exhibit No.                 Description


5.                          Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1)      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)      An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)      An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)      An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and
         24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Roger Maynard



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Roger Maynard



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Roger Maynard





8 State the nature of the transaction



Exercise of share options under the Executive Share Option Plan 1999 and the Long Term Incentive Plan 1996 and the disposal of the resulting shares



9. Number of shares, debentures or financial instruments relating to shares acquired



140,127 shares under the Executive Share Option Plan

106,861  shares under the Long Term Incentive Plan



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



246,988



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



minimal



13. Price per share or value of transaction



Exercise price - Executive Share Option - 157p



Sale price 480.57p



Long Term Incentive Plan - Nil cost option

Sale price 482.70p



14. Date and place of transaction



17 November 2006 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



Nil



16. Date issuer informed of transaction



20 November 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

20 November 2006

Exhibit No.                 Description


6.                          Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1)      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)      An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)      An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)      An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and
         24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Neil Robertson



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Neil Robertson



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Neil Robertson





8 State the nature of the transaction



Exercise of share options under the Executive Share Option Plan 1999 and the Long Term Incentive Plan 1996 and the disposal of the resulting shares



9. Number of shares, debentures or financial instruments relating to shares acquired



105,095 shares under the Executive Share Option Plan

80,146  shares under the Long Term Incentive Plan



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



185,241



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



minimal



13. Price per share or value of transaction



Exercise price - Executive Share Option - 157p



Sale price 480.57p



Long Term Incentive Plan - Nil cost option

Sale price 482.70p



14. Date and place of transaction



17 November 2006 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



Nil



16. Date issuer informed of transaction



20 November 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

20 November 2006

Exhibit No.                 Description


7.                          Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1)      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)      An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)      An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)      An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and
         24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Robert Webb



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Robert Webb



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Robert Webb





8 State the nature of the transaction



Exercise of share options under the Executive Share Option Plan 1999 and the Long Term Incentive Plan 1996 and the disposal of the resulting shares



9. Number of shares, debentures or financial instruments relating to shares acquired



477,716 shares under the Executive Share Option Plan

164,177 shares under the Long Term Incentive Plan



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



641,893



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



minimal



13. Price per share or value of transaction



Exercise price - Executive Share Option

82,447 @ 380p

70,812 @ 394p

7,614 @ 394p

215,286 @ 157p and

101,557 @  321p



Sale price 480.57p



Long Term Incentive Plan - Nil cost option

Sale price 482.70p



14. Date and place of transaction



17 November 2006 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



Nil



16. Date issuer informed of transaction



20 November 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

20 November 2006

Exhibit No.                 Description

8.                          Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)  An issuer making a notification in respect of options granted to a director
     /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.


1. Name of the issuer

British Airways Plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Robert Boyle


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Spouse - Mrs Amanda Boyle


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Robert Boyle and  Amanda Boyle


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Robert Boyle - 3,773
Amanda Boyle - 5,016


8 State the nature of the transaction

disposal of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

n/a


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a


11. Number of shares, debentures or financial instruments relating to shares disposed

8,789


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

minimal


13. Price per share or value of transaction

1,895 @ 480.79p
3,733 @ 484.34p
3,161 @ 484.23p


14. Date and place of transaction

20 November 2006 - London


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil


16. Date issuer informed of transaction

21 November 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................


18. Period during which or date on which it can be exercised

.....................................


19. Total amount paid (if any) for grant of the option

.....................................


20. Description of shares or debentures involved (class and number)

.....................................
.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................


22. Total number of shares or debentures over which options held following notification

.....................................


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Alan Buchanan
Tel: 020 8738 5119


Name and signature of duly authorised officer of issuer responsible for making notification

Alan Buchanan
Company Secretary


Date of notification

21 November 2006

Exhibit No.                 Description


9.                          Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

British Airways Plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

James Lawrence

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

James Lawrence

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

American depositary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Lawrence

8 State the nature of the transaction

Share Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

1,000 American Depositary Shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

minimal

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

US $91.08

14. Date and place of transaction

20  November 2006 -New York

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,000 American Depositary Shares

16. Date issuer informed of transaction

21 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

22 November 2006

Exhibit No.                 Description

10.                         Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Garrett Copeland



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Garrett Copeland



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Garrett Copeland





8 State the nature of the transaction



Exercise of Executive Share Options and disposal of the shares



9. Number of shares, debentures or financial instruments relating to shares acquired



142,030



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



142,030



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



minimal



13. Price per share or value of transaction



Exercise price



9,473 @ 380p

10,233 @ 394p

59,235 @ 157p

47,513 @ 181p

15,576 @ 321p

Sale price 478.58p



14. Date and place of transaction



20 November 2006 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



Nil



16. Date issuer informed of transaction



21 November 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

22 November 2006

Exhibit No.                 Description

11.                          Director/PDMR Shareholding

British Airways Plc



It was announced on 20.11.06 and 22.11.06 that a number of options over the Company's shares were exercised by Robert Boyle, Neil Robertson, Roger Maynard and Garrett Copeland and the resulting shares sold. Those announcements stated that, following the exercise and sale, the individuals did not hold any remaining shares in the Company.



In fact, Mr Boyle at that date held 8,789 ordinary shares in the Company,all of which he disposed of on 22.11.06 (as detailed in a separate announcement on that date), Mr Robertson holds 2,401 ordinary shares, Mr Maynard holds 5,751 ordinary shares and Mr Copeland holds 260 ordinary shares.



Alan Buchanan

Company Secretary

Exhibit No.                 Description

12.                          Director/PDMR Shareholding

                      British Airways Plc (the "Company")

 Employee Share Schemes - Announcement of transaction in ordinary shares of 25p each.

Exercise of options

The Company announces that on 22 and 23 November 2006 it was notified that, on 21 and 22 November 2006, options to acquire ordinary shares of 25p each in the capital of the Company granted under the Company's Long Term Incentive Plan 1996 and Share Option Plan 1999 had been exercised by executive directors and/or persons discharging managerial responsibility ("PDMR") as detailed in the table below.


Table 1

Name                       Director/PDMR              Number of shares           Option price
Geoffrey Want              PDMR                       40,931                     Nil cost
Gareth Kirkwood            PDMR                       31,152                     321p
Gareth Kirkwood            PDMR                       26,315                     380p
Gareth Kirkwood            PDMR                       15,678                     394p
Gareth Kirkwood            PDMR                       100,050                    157p



The Company also received notification that the directors and/or PDMRs listed below each sold ordinary shares of 25p each in the capital of the Company on the London Stock Exchange as set out in the following table:


Table 2

Name                 Director/PDMR            Number of shares      Sale price           Date of sale
Geoffrey Want        PDMR                     40,931                483.15p              21.11.06
Gareth Kirkwood      PDMR                     173,195               492.250p             22.11.06


Purchase and sale of shares by employee trust

The Company also announces that on 22 November 2006 it was notified that Computershare Trustee (CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust"), had purchased 215,952 ordinary shares of 25p at prices ranging from 479p to 490.25p each on the London Stock Exchange. The executive directors of the Company named below, as well as other employees of the Company, are potential beneficiaries of the trust. As such, the number of shares in which the directors are interested increased by 215,952.

The Company also received notification that on 20 to 22 November 2006 the Trust disposed of 215,952 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. Willie Walsh and Keith Williams, executive directors of the Company, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares held by the Trust in which the directors are interested decreased by 215,952 following the disposal.



This announcement is made following notifications under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Contact:

Alan Buchanan, Company Secretary

Tel: 020 8738 5119

Exhibit No.                 Description

13.                         Director/PDMR Shareholding

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 24 November 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 23 November 2006 the Trust had purchased 84,266 ordinary shares of 25p each at a price of 487.75p per share.

The executive directors of the Company, Willie Walsh and Keith Williams, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested increased by 84,266.

The Company also received notification that on 23 November 2006 the Trust disposed of 84,266 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company, Willie Walsh and Keith Williams, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 84,266 following the disposal.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No.                 Description

14.                         Doc re. Interim Results


In accordance with Rule 9.6.1 of the UK Listing Authority Rules, the following document has been delivered to the Document Viewing Facility at The UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS


November Investor, incorporating the 2006-2007 Summary Interim Financial
Statement


Alan Buchanan

Company Secretary

27 November 2006

Exhibit No.                 Description

15.                         Director/PDMR Shareholding

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 27 November 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 24 November 2006 the Trust had purchased 2,500,000 ordinary shares of 25p each at a price of 491.02p per share.

The executive directors of the Company, Willie Walsh and Keith Williams, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested increased by 2,500,000.

Neither Willie Walsh nor Keith Williams has purchased shares personally.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No.                 Description

16.                         Director/PDMR Shareholding

BRITISH AIRWAYS PERFORMANCE SHARE PLAN AND DEFERRED SHARE PLAN AWARDS

The Company has today notified the following Directors and Persons Discharging Managerial Responsibilities (PDMR) of the Company of conditional awards of ordinary shares of 25p each under the British Airways Performance Share Plan ('PSP') and the British Airways Deferred Share Plan ('DSP'), which were formally granted to each of them on 24 November 2006.


Name                                      Position                   PSP          DSP

                                                               Number of Awards     Number of Awards

William Walsh                             Director                 185,950               27,800
Keith Williams                            Director                  77,479               16,991
Roger Maynard                             PDMR                      50,930               8,688
Robert Boyle                              PDMR                      45,496               8,032
Paul Coby                                 PDMR                      43,182               6,645
Garrett Copeland                          PDMR                      15,198               4,560
Lloyd Cromwell Griffiths                  PDMR                      46,240               6,961
Gareth Kirkwood                           PDMR                      22,810               5,702
Geoffrey Want                             PDMR                      44,421               6,773
Robert Webb                               PDMR                      78,926               12,068


The awards under the PSP will vest at the end of the three-year performance period (starting with the year of the award) only if the performance of British Airways satisfies the relevant performance conditions over the single three-year performance period. The performance condition relating to one half of the award measures the Company's total shareholder return ("TSR") against a group of 20 other airline companies. The other half of the award is conditional upon achievement of a satisfactory average annual operating margin over the three year performance period. The awards under the DSP are subject to a three-year deferral period. Both schemes and the PSP performance conditions are more fully described in the Remuneration Report contained in the Annual Report and Accounts 2005/2006 a copy of which can be accessed online at www.bashares.com.

No consideration is payable for the making or vesting of the awards.

Notification is made under section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Alan Buchanan
Company Secretary
27 November 2006